DORN & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

	2015
INCOME	
Gain on Sale and Holding of Trading Account Securities	$ 69,134
Commissions on Security Sales	24,507
Commissions and Concessions on Mutual Funds	961,552
Annuity Fees	17,791
Dividends and Interest Earned	8,085
Total Income	1,081,069
EXPENSES	
Salaries and Commissions	
Executive	56,000
Registered Representative	215,480
Office and Clerical	258,516
Payroll Taxes	35,021
Advertising	23,788
Bank Service and Clearing Charges	33,172
Depreciation	23,399
Client Expense/Expos	18,713
Utilities and Building Occupancy	18,594
Licenses, Bonds and Insurance	9,447
Memberships, Books, Dues and Subscriptions	31,407
Office Supplies and Expense	28,735
Repairs and Maintenance	1,404
Postage	4,105
Professional Services	130,576
Rents	118,981
Travel and Entertainment	8,465
Telephone	10,671
Profit Sharing Trust Contributions	56,189
Donations	1,225
Total Expenses	1,083,888
LOSS BEFORE PROVISIONS FOR INCOME TAXES	(2,819)
PROVISIONS FOR INCOME TAXES	1,718
NET LOSS	$ (4,537)

See accompanying Notes to Financial Statements.